SBL FUND
FILE NO. 811-02753
CIK NO. 0000217087


EX-99.77M


ITEM NO. 77M - MERGERS

Effective June 16, 2006, pursuant to the approval of the Board of Directors and the affected Shareholders, SBL Fund, Series Y acquired all of the assets and liabilities of SBL Fund, Series G in exchange for shares of SBL Fund, Series Y; SBL Fund, Series H acquired all of the assets and liabilities of SBL Fund, Series W in exchange for shares of SBL Fund, Series H.